

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Richard J. Church
President
REO Plus, Inc.
3014 McCulloch Circle
Houston, Texas 77056

>   **Re: REO Plus, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-11**
>   **Filed July 23, 2012**
>   **File No. 333-170054**

Dear Mr. Church:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your response to comment 4 of our comment letter dated May 22, 2012 and reissue that comment in part. Please include a statement in your MD&A that your

financial statements may not be comparable to companies that comply with public company effective dates.

Prospectus Cover page

3.   We note your response to comment 3 of our comment letter dated May 22, 2012. Your disclosure on the cover page of the prospectus states that you will instruct your transfer agent to not register the transfer of any sale of the shares being offered to the stockholders of Akashic via the distribution unless the seller provides evidence satisfactory to you that the sale occurred at a fixed price of $0.12. Please revise this statement to reflect that the shares are being offered by Akashic and the selling stockholders to the public. We also refer you to comment 1 of our comment letter dated January 9, 2012 where we indicated that we believe this transaction is a primary offering by the company through Akashic and its shareholders as underwriters.

Prospectus Summary, 3

4.   We note your response to comment 7 of our comment letter dated May 22, 2012 where you state that the "prospectus summary section [has] been revised to indicate the statutory obligations of the eligible stockholders." We have been unable to find this revised disclosure. Please revise your disclosure or advise.

Liquidity and Capital Requirements, page 26

5.   We note your disclosure on page 24 that you had a net loss in the amount of $24,481 during the first three months of 2012. Please revise this section to discuss how the company has financed the net losses and how it proposes, if the net loss trend continues, to fund its operations in the next 12 months.

Selling Stockholders, page 33

6.   We note your response to comment 8 of our comment letter dated May 22, 2012. We believe that, in addition to the prospectus, the eligible shareholders should be informed of their underwriter status and obligations under the Securities Act of 1933. Such communication should include the options the shareholders may have if they do not consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Randall W. Heinrich, Esq.

Gillis, Paris & Heinrich, PLLC